UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 1-7190
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	Form 10-K	Form 20-F	Form 11-K	X	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	June 30, 2009

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IMPERIAL INDUSTRIES, INC.
Full Name of Registrant

Former Name if Applicable

1259 NW 21st Street
Address of Principal Executive Office (Street and Number)

Pompano Beach, Florida 33069
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

X

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

On June 11, 2009, the Company’s subsidiary Just-Rite Supply, Inc. (“Just-Rite”) entered into an Assignment for the Benefit of Creditors with Michael P. Phelan, Vice President of Michael Moecker and Associates (the “Assignee”). As of June 11, 2009 the Assignment transferred all assets, subject to any liabilities thereof, of Just-Rite to the Assignee, a non-affiliated party, who is winding down, selling and liquidating the assets of Just-Rite for the benefit of creditors in accordance with the laws of the State of Florida.  The Assignment will cause a reclassification of a portion of the Company’s financial statements as discontinued operations.  Due to the complexity of the accounting changes due to the Assignment, the Registrant’s accounting staff has been unable to complete the financial statements and other information required for the Form 10-Q prior to the initial filing deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Howard L. Ehler, Jr.	954	917-4114
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			X	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Assignment described above will require a significant portion of the Company’s income statement to be reclassified as discontinued operations.  Due to the Assignment being effected so late in the quarter, the Company has been unable to complete the accounting for the reclassification and is unable to make a reasonable estimate of the results.

IMPERIAL INDUSTRIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2009	By:	/S/ HOWARD L. EHLER, JR.
Howard L. Ehler, Jr. Chief Operating Officer/ Principal Executive Officer